FRANK J. HARITON $ ATTORNEY - AT - LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

May 28, 2013

Michael McTiernan

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

SBH Associates, Inc. (the “Company” or “Issuer”)

Registration Statement Form S-1/ Pre-Effective Amendment Three

File No.: 333-187245

Dear Mr. McTiernan:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement. The changes in this Amendment have been made to update information and in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated May 17, 2013.

General

1.

We have clarified the section referred to in the Comment to indicate that there are no plans to file a Form 8A in the foreseeable future.

2.

With regard to your comments we have clarified:

(a) that our President has entered into only one agreement with an outside party, with outside counsel, covering our offering costs. The disclosure specifically says “Our president has not entered into personal agreements with any other party associated with the offering.” The same disclosure is made in CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

(b) the only reference in the report about “directors” is in the prospective sense. We have added disclosure in the Board of Directors section under DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS which states “We currently have only one director, Shelagh Bone Hunter, who is also our chief executive officer. If resources and opportunities exist in the future, of which we can give no assurances, we will seek additional directors.”

(c) we have clarified the disclosure under the Compensation Table to state that “Compensation that will be paid in cash will only be awarded at the time and amount that cash is available. No cash compensation will be accrued. From time-to-time, Ms. Hunter may be granted compensation in the form of shares although no such commitments currently exist.”

Exhibits

3.

Disclosure has been added stating that “Mr. Wolff, who has not been involved in any planning of the offering or preparation of the Registration Statement, will commence his association with SBH as Escrow Agent upon the effectiveness of the Registration Statement.” A copy of the Escrow Agreement is included as Exhibit 99.3.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc:  SBH Associates, Inc.